Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Viking Acquisition Corp I

Subject Viking Acquisition Corp I

SEC File No.: 001-42927

As previously disclosed, on April 16, 2026, Viking Acquisition Corp. I, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“Viking”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NorthStar Earth and Space Inc., a corporation existing under the Canadian Corporate Statute (“NorthStar”), and Viking NS Amalgamation Corp., a corporation existing under the Canadian Corporate Statute.

On April 22, 2026, Le Journal De Montreal published the following article which includes a quote from the Chief Executive Officer of NorthStar, Stewart Bain. This material is an English translation of a French article published on April 22, 2026. Although the Company intended to faithfully translate the French article into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original French article. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the U.S.

Le Journal De Montreal

Charles Sirois wants to protect our satellites against Russia and China

By Sylvain Larocque

April 22, 2026

NorthStar Sky & Earth is banking on the current enthusiasm for space and the military to appeal to Wall Street

A company headed by entrepreneur Charles Sirois wants to protect thousands of Western satellites from threats coming from Russia and China.

Montreal-based NorthStar Ciel & Terre has just filed its application to go public on the New York Stock Exchange. It hopes to raise US$120 million (CA$164 million) from American and Canadian investors.

The "endangered" space

In its prospectus released last week, NorthStar argues that space is "in danger" due to "increasingly frequent active threats".

The company notes that in February, European officials revealed that two Russian spacecraft intercepted communications from at least a dozen important satellites, jeopardizing the sensitive information they transmit.

Last year, Russian hackers took control of a television satellite and broadcast propaganda images in Ukraine.

For its part, China is training to conduct satellite battles, the United States Space Force indicated last year.

Debris and other lost items

NorthStar claims its technology can detect "stray objects" in space 52 times faster than some ground-based systems. Space debris can cause serious damage.

"If your satellite is damaged to the point where you can no longer control it, it can become a catastrophe," Hugues Gilbert, a retired Canadian Space Agency employee and researcher at Laval University, told the Journal .

The specialist considers NorthStar's platform promising, but points out that several companies are interested in this market, including giants like Airbus and Lockheed Martin.

From 2018 to 2023, Quebec invested nearly $32 million in NorthStar, representing approximately 20% of the funds raised by the company to date. Despite this investment, the company does not name the Quebec government in its financial presentation, simply referring to it as a "Canadian provincial investor."

In Quebec to stay?

NorthStar has 74 employees, including about 40 in Quebec and 20 in Luxembourg. The company aims to double its workforce in the medium term.

In 2021, NorthStar CEO Stewart Bain did not rule out a relocation of the company's headquarters.

“I am loyal to Quebec, but [...] we have to do what is best” for NorthStar, he told La Presse .

However, the company told the Journal on Tuesday that it "intends to maintain its global headquarters in Montreal and to continue expanding its Quebec-based workforce to support central operations."

NorthStar Sky & Earth in brief

Foundation: 2018

Investors: Telesystem (Charles Sirois), Government of Quebec, Grand Duchy of Luxembourg, Rogers, KinetX, Thales, Leonardo, SES and Cartesian Capital Group

Projected revenue in 2026: over $40 million

Gross profit margin: 54%

Notable clients: Canadian Space Agency, NATO, European Space Agency, United States Space Force

On April 21, 2026, the Financial Post published the following article which includes a quote from the Chief Executive Officer of NorthStar, Stewart Bain.

Financial Post

Canadian satellite startup NorthStar on track to hit US$300-million valuation after SPAC merger

By Yvonne Lau

April 21, 2026

The company says its missions 'directly' align with Ottawa's defence priorities to protect critical assets in space

Montreal-based satellite startup NorthStar Earth & Space Inc. says it intends to go public on the New York Stock Exchange by merging with special acquisition purpose company (SPAC) Viking Acquisition Corp. I as investor interest in the space sector grows.

The transaction, expected to close in the third quarter, will boost NorthStar’s valuation to US$300 million, with the company set to receive US$30 million from New York private-equity firm Cartesian Capital Group LLC and other unnamed institutional investors from Canada and the United States.

NorthStar, which provides data and other services from its platform of space-based sensors, plans to use the money to pay for engineering costs and launch expenses, which include placing and integrating sensors on satellites.

“At this critical juncture, becoming a public company provides NorthStar with unprecedented access to capital to scale our operations,” NorthStar founder and chief executive Stewart Bain said in a statement on Friday.

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Founded in 2015, NorthStar has raised US$100 million to date from public and private investors. The startup received early support from the federal and Quebec governments, which invested $13 million each in 2018 to help it build a satellite constellation for earth and space monitoring.

NorthStar has secured contracts with Canadian, U.S. and European governments, including contracts with national space agencies, as well as a commercial contract with the United Arab Emirates’ space tech company Space42 PLC.

Last month, Ottawa said $900 million will be directed to innovation under Canada’s Defence Industrial Strategy as part of its commitment to grow investments in defence to $82 billion over five years. A NorthStar spokesperson said the company’s core mission “directly” aligns with Ottawa’s defence priorities to “protect critical assets in space and serve as a front line of defence.”

Investor interest in the dual-use space has surged as governments boost spending on space-based security, surveillance and communications technology.

Investors this year poured a record US$36 billion into space companies in the first quarter compared to US$6.7 billion in the same period a year ago, according to venture-capital firm Space Capital LP.

An initial public offering by Elon Musk’s Space Exploration Technologies Corp., which is set to come later this year and could be the biggest IPO ever at US$75 billion, is also likely to grow interest in the sector.

A December 2025 report by the Royal Bank of Canada said the global space economy is on track to triple in value to US$1.8 trillion over the next decade, while the opportunities in Canada could amount to more than $21 billion if it can generate $12 billion in new capital for homegrown space ventures during the same timeframe.

On April 17, 2026, the Space News published the following article which includes a quote from the Chief Executive Officer of NorthStar, Stewart Bain.

Space News

NorthStar to go public via SPAC to expand space-based SSA network by Jason Rainbow

April 17, 2026

NorthStar Earth and Space plans to raise funds to expand the space-based sensor network behind its space situational awareness (SSA) business by merging with Viking Acquisition Corp. I, a publicly listed shell company.

The Canadian SSA provider announced plans April 17 to merge with the special purpose acquisition company, or SPAC, which had about $230 million in trust Dec. 31 shortly after listing on the New York Stock Exchange.

How much of that cash ultimately reaches NorthStar will depend on shareholder redemptions ahead of the merger vote, although the deal is structured to deliver at least $30 million before any additional funds remaining in trust.

Viking is sponsored by KingsRock Advisors, a New York-based financial advisory firm. Viking CEO N. Håkan Wohlin, who also founded KingsRock, previously served as Deutsche Bank’s global head of debt origination, capital markets and treasury solutions.

The merger includes a $30 million private investment in public equity (PIPE) add-on, anchored by Cartesian Capital Group, a U.S.-based private equity firm that led NorthStar’s Series C funding round in 2023.

NorthStar says it has raised about $100 million to date, including backing from the governments of Quebec and Luxembourg.

The transaction, slated to close before the end of September following shareholder and regulatory approvals, gives NorthStar a pre-money valuation of $300 million.

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“At this critical juncture, becoming a public company provides NorthStar with unprecedented access to capital to scale our operations,” NorthStar founder and CEO Stewart Bain said in a statement.

“The transaction positions NorthStar to keep pace with the challenges presented by the increased frequency of new launches and deliver greater value to stakeholders across the space industry.”

Rocky road to space

NorthStar announced in 2020 that it had picked Thales Alenia Space to build an initial batch of satellites for tracking other spacecraft and debris in orbit.

The company pivoted two years later in a deal with space-as-a-service operator Spire for smaller cubesats, targeting a ride to low Earth orbit (LEO) in 2023 with Virgin Orbit, only to have those plans upended by the horizontal air-launcher’s bankruptcy earlier that year.

Rocket Lab later successfully deployed four 16U satellites for NorthStar in January 2024, following delays stemming from an Electron launch failure.

The satellites were equipped with sensors designed to enable them to track objects as small as five centimeters across LEO and 40 centimeters in geostationary orbit.

However, one of those satellites was ultimately lost in space and the other three failed to produce contract-compliant images, NorthStar alleged in legal action against Spire.

NorthStar has sought damages for alleged breach of contract, willful misconduct and fraudulent misrepresentation, claims that Spire denies in full.

An arbitral tribunal held an evidentiary hearing on the dispute in January 2026.

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Spire, which at one point had a contract covering options for 33 satellites for NorthStar, did not respond to a request for comment.

NorthStar’s investor presentation on the SPAC merger refers to having four of a planned 96 satellites in orbit.

“NorthStar can confirm that it has four operational satellites in orbit, including satellites launched by Spire,” a NorthStar spokesperson said in response to SpaceNews questions.

The company declined to comment on the apparent addition of a non-Spire spacecraft, and whether it is connected to the loss of one of its satellites in orbit.

“We have no further comment on ongoing legal proceedings,” the spokesperson continued.

“This morning’s news regarding the proposed merger with Viking, demonstrates the company’s momentum and points to the future. We believe this transaction will position NorthStar to address the urgent need for advanced Space Situation Awareness globally and service the rapidly growing space economy.

“Safeguarding our orbital environments and advancing sustainability in space has never been more important, and we expect NorthStar will play a critical role in advancing this mission.”

In 2023, NorthStar said five Earth observation satellites from Japan’s Axelspace are helping it keep tabs on orbits.

Expanding SSA capabilities

NorthStar said in the presentation that it currently draws on 80 million observations a day to track activity and detect threats in orbit, supported by third-party ground- and space-based data.

The company pointed to growing demand from government and commercial customers, estimating more than $30 million in revenue in 2026.

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The presentation also outlined a phased deployment of “bespoke sensors,” with more than five planned for the next phase to support a “120-minute revisit rate of all resident space objects.”

A final phase in the roadmap, which does not provide details such as a timeframe, envisions more than 90 sensors supporting a 20-minute revisit rate.

The proposed merger comes amid signs that SPACs are returning to the space sector, after the last cycle around five years ago left many investors wary of aggressive long-range projections.

Meanwhile, the industry is seeing an uptick in traditional, more heavily scrutinized IPOs as plans for a blockbuster SpaceX listing this summer add another tailwind for investor interest in the industry.

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”),Viking intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a prospectus with respect to Viking’s securities to be issued in connection with the Proposed Business Combination and a proxy statement to be distributed to holders of Viking’s Class A ordinary shares in connection with Viking’s solicitation of proxies for the vote by Viking’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, Viking plans to file the definitive Proxy Statement with the SEC and to mail copies to Viking’s shareholders as of a record date to be established for voting on the Proposed Business Combination and other matters to be described in the Registration Statement. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that Viking may file with the SEC. Before making any investment or voting decision, investors and securityholders of Viking and NorthStar are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about NorthStar, Viking and the Proposed Business Combination. Investors and securityholders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Viking through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Viking may be obtained free of charge from Viking’s website at www.vikingspac.com or by directing a request to Viking Acquisition Corp. I Attn: Corporate Secretary, 900 Third Avenue, 18th Floor, New York, NY 10022. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

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Participants in the Solicitation

NorthStar, Viking and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from Viking’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of Viking’s directors and executive officers, please refer to the final prospectus from Viking’s initial public offering, which was dated October 30, 2025 and filed with the SEC on October 31, 2025 (the “IPO Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of Viking’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This document includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; financing and other business milestones; potential benefits of the Proposed Business Combination and other related transactions; and expectations relating to the Proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NorthStar’s and Viking’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NorthStar and Viking. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the Proposed Business Combination and other related transactions; ability to successfully consummate the PIPE financing, or obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against Viking or NorthStar related to the Proposed Business Combination; the effects of competition on NorthStar’s future business; the approval by Viking’s public shareholders of the Proposed Business Combination and related transactions, the amount of redemption requests made by Viking’s public shareholders. Additional risks related to NorthStar’s business include, but are not limited to: The development of advanced data analytics services is complex, and delays could adversely affect NorthStar’s business and prospects; NorthStar may be unable to adequately control the costs associated with its operations and the components necessary to develop and commercialize its data analytics technology; NorthStar may not accurately estimate future supply and demand for its analytics services, leading to inefficiencies and hindering its ability to generate revenue and profits; NorthStar’s expectations and targets regarding technical, pre-production, and production objectives depend on assumptions and analyses that may prove incorrect, affecting milestone achievement; if NorthStar’s existing customers do not continue to purchase its analytics services, its revenue and results of operations would be adversely impacted; NorthStar is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses from operations; NorthStar’s business plan has yet to be tested, and it may not succeed in executing on its strategic plans, including commercialization; NorthStar relies heavily on its intellectual property portfolio. If it is unable to protect its intellectual property rights, its business and competitive position would be harmed; NorthStar may need to defend itself against intellectual property infringement claims, which may be time-consuming and could cause it to incur substantial costs or limit its ability to use certain technology; governmental trade controls, including export and import controls, sanctions, customs requirements and related regimes, could subject NorthStar to liability or loss of contracting privileges, limit its ability to transfer technology or compete in certain markets and affect its ability to hire qualified personnel; and changes in U.S., Canadian and foreign government policy, including the imposition of or increases in tariffs and changes to existing trade agreements, could have a material adverse effect on global economic conditions and NorthStar’s business, financial condition, results of operations and prospects. Additional risks related to Viking include those factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the IPO Prospectus, and in those documents that Viking has filed, or will file, with the SEC.

If any of these risks materialize or Viking’s or NorthStar’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Viking nor NorthStar presently know or that Viking and NorthStar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Viking’s and NorthStar’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. Viking and NorthStar anticipate that subsequent events and developments will cause Viking’s and NorthStar’s assessments to change. These forward-looking statements should not be relied upon as representing Viking’s and NorthStar’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Viking, NorthStar nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

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